UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 2, 2019

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew First Quarter 2019 Trading Report”, dated May 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 2, 2019	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew First Quarter 2019 Trading Report

Building momentum through broad-based organic growth and acquisitions

2 May 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the first quarter ended 30 March 2019.

Highlights1,2,3

•	Improved organic revenue growth across Smith & Nephew
o	Q1 revenue of $1,202 million (2018: $1,196 million), up 4.4% on an underlying basis (0.5% reported growth after -3.9% foreign exchange headwind)
o	All three global franchises accelerated, delivering growth ahead of FY 2018 as we started to benefit from our new commercial model
o	Mid-teens growth from the Emerging Markets, led by a strong quarter in China
•	Rapid progress in M&A strategy, securing additional growth drivers and building our technology base
o	Ceterix Orthopaedics broadens leading portfolio in knee meniscal repair
o	Osiris Therapeutics to accelerate growth in Advanced Wound Bioactives
o	Leaf Patient Monitoring System supports unique pressure injury prevention portfolio
o	Brainlab orthopaedic navigation business adds to digital surgery and robotics ecosystem
•

2019 guidance updated: Increasingly confident that underlying revenue growth will be in the upper half of the guidance range of 2.5% to 3.5%; expected trading profit margin unchanged in the range of 22.8% to 23.2%

Commenting on the quarter, Namal Nawana, Chief Executive Officer, said:

“It’s been a good start to 2019 across the whole of Smith & Nephew.

“All three global franchises delivered improved organic growth as we continued to improve execution; important confirmation that each has the potential to perform sustainably at or above their markets.

“At the same time, we’ve made well-judged acquisitions that bring in new technologies to strengthen leadership positions across the business, which we expect to further accelerate growth over time.

“While recognising that further work remains to achieve the full potential of our portfolio, we are encouraged with our progress towards sustainably delivering above-market growth.”

Enquiries

Investors
Andrew Swift	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Charis Gresser / Nick Beswick	+44 (0) 20 7404 5959
Brunswick

Analyst meeting and conference call
An analyst meeting and conference call to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST / 3.30am EST on Thursday 2 May 2019, details of which can be found on the Smith & Nephew website at http://www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter ended 30 March 2019 unless stated otherwise.

2.

Unless specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2018 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

3.

Following the Group’s announcement that from 1 January 2019 it would report quarterly revenue for three global franchises of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management, replacing the previous structure, on 25 March 2019 Smith & Nephew published its Re-presented Historical Quarterly Revenue Analysis in order to assist future comparability with historical data.

Forward calendar

Results for the first half of 2019 will be released on 31 July 2019.

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business that exists to restore people’s bodies, and their self-belief. Smith & Nephew has leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊  Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

First quarter trading update

Our first quarter revenue was $1,202 million (2018: $1,196 million), up 4.4% on an underlying basis. Reported growth of 0.5% includes a -3.9% foreign exchange headwind.

As previously announced, from 1 January 2019 the Group will report quarterly revenue for three global franchises of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management, replacing the previous franchise structure. The Group’s revenue reporting by geography is unchanged. The updated reporting approach is in line with International Financial Reporting Standard (IFRS) 8 Operating Segments that require companies’ segment reporting to reflect the way in which performance is monitored, operating decisions are made and resources are allocated.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2018 period.

Q1 2019 comprised 63 trading days, the same as Q1 2018.

Consolidated revenue analysis for the first quarter

	30 March	31 March	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	546	544	0.2	3.9	-	-3.7
Knee Implants	261	259	0.6	4.1	-	-3.5
Hip Implants	152	155	-1.5	2.4	-	-3.9
Other Reconstruction(iii)	14	13	2.4	6.9	-	-4.5
Trauma	119	117	1.3	4.8	-	-3.5

Sports Medicine & ENT	368	362	1.9	5.3	0.3	-3.7
Sports Medicine Joint Repair	188	175	7.7	11.0	0.7	-4.0
Arthroscopic Enabling Technologies	145	152	-4.8	-1.1	-	-3.7
ENT (Ear, Nose and Throat)	35	35	1.7	4.2	-	-2.5

Advanced Wound Management	288	290	-0.5	4.1	-	-4.6
Advanced Wound Care	176	183	-3.5	2.0	-	-5.5
Advanced Wound Bioactives	59	59	-0.1	0.4	-	-0.5
Advanced Wound Devices	53	48	10.3	16.4	-	-6.1

Total	1,202	1,196	0.5	4.4	-	-3.9

Consolidated revenue by geography
US	568	545	4.2	4.0	0.2	-
Other Established Markets(iv)	415	446	-6.8	-0.1	-	-6.7
Total Established Markets	983	991	-0.8	2.2	0.1	-3.1
Emerging Markets	219	205	6.8	15.3	-	-8.5
Total	1,202	1,196	0.5	4.4	-	-3.9

(i)

Revenue by franchise for the quarter ended 31 March 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the quarter ended 31 March 2018

(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes capital sales from robotics and cement sales
(iv)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Franchise highlights for the first quarter

All three of our global franchises delivered improved growth in the first quarter as our new franchise-led commercial model and strengthened leadership team brought greater focus on serving customers with our portfolio of leading technologies.

Orthopaedics

Our Orthopaedics franchise delivered 3.9% revenue growth.

Revenue from Knee Implants was up 4.1%, above the global market growth rate. Growth was strongest outside of the US, led by demand for our JOURNEY◊ II and LEGION◊ REVISION knee systems.

Hip Implants revenue growth was 2.4%, continuing the improved trajectory established in the second half of 2018. Demand for the POLAR3◊ total hip solution, with its class-leading survivorship data, and the REDAPT◊ Revision System continued to drive this franchise.

Other Reconstruction (which comprises capital sales from robotics and cement sales) delivered revenue growth of 6.9%, reflecting a particularly strong Q1 2018 surgical cement comparable. We secured our first NAVIO surgical robotics system sale in Japan in the quarter following recent regulatory approval.

In March, we made a number of announcements to reinforce our strategy to support customers through a multi-asset digital surgery and robotic ecosystem. These included:

•	NAVIO 7.0, the next version of software used with our handheld robotic surgical system, which is expected to launch in the second half of 2019 subject to FDA clearance.
•	Our next generation surgical robotics platform, which is expected to enter full commercial release in 2020.
•	A partnership with Brainlab, a global pioneer of software-driven medical technology, to accelerate our research and development in the areas of digital surgery and augmented reality and robotics.
•

The purchase of the Brainlab orthopaedic navigation business, which we will integrate with our NAVIO robotic platform in due course. This acquisition is expected to complete in the second quarter of 2019.

Trauma revenue growth was 4.8%. Our plates and screws business drove the acceleration, including the continued roll-out of EVOS◊ Small. Further components of the EVOS system are in development, with wrist plates due to launch in the second half of this year.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered 5.3% revenue growth.

Sports Medicine Joint Repair delivered 11.0% revenue growth, its best quarterly performance for four years. All regions contributed to this, with a stand out quarter in China as adoption of minimally invasive techniques accelerates. In the US, our shoulder repair portfolio continues to perform strongly. In January 2019 we added a further growth driver with the acquisition of Ceterix Orthopaedics, the developer of the NovoStitch◊ Pro Meniscal Repair System, a unique technology that expands our leadership position in knee meniscal repair.

Arthroscopic Enabling Technologies declined -1.1%. Although the softness in resection seen in previous quarters continued, overall this was an improved performance on recent quarters. We expect new product launches to help return this business to growth during the second half of 2019.

ENT delivered 4.2% growth, a similar performance to the second half of 2018. The primary driver of this was our COBLATION◊ technology for tonsil and adenoid procedures.

Advanced Wound Management

Our Advanced Wound Management franchise delivered 4.1% revenue growth.

Advanced Wound Care revenue growth was 2.0%. In line with recent quarters, this reflected good growth in the US, led by ALLEVYN◊ Life and our pressure injury prevention strategy, offset by continued weakness in some European markets. On 17 April 2019 we completed the acquisition of Leaf Healthcare and its wireless Patient Monitoring System to monitor the orientation and activity of patients susceptible to pressure ulcers. This followed a successful two-year partnership.

Advanced Wound Bioactives delivered a 0.4% increase in revenue. This included double-digit growth from REGRANEX◊ after the US FDA approved removal of the boxed warning from the label at the end of 2018. In March 2019, we announced the acquisition of Osiris Therapeutics, a fast-growing company delivering regenerative medicine products, including skin substitutes. We expect Osiris to improve the growth outlook for Advanced Wound Bioactives as well as provide longer-term innovations in additional channels and indications. The acquisition completed on 17 April 2019.

Advanced Wound Devices continued to deliver double-digit growth, with Q1 revenue up 16.4%. This reflected continued good growth from our Single Use Negative Pressure Wound Therapy System PICO◊ and an increasing contribution from our traditional system RENASYS◊.

Regional performance in the first quarter

We delivered revenue growth of 2.2% from our Established Markets in the first quarter. Within this, revenue from the US, our largest single market, was up 4.0%, as we sustain the improvement achieved in the second half of 2018. Other Established Markets revenue declined -0.1%.

Performance in the Emerging Markets was good, with revenue up 15.3%. We accelerated growth in China, our largest Emerging Markets business, to more than 20% in the quarter, and Latin America and India also delivered strong quarters.

2019 outlook

Our 2019 guidance is for year-on-year improvement in underlying revenue growth and trading profit margin.

Following the growth achieved in the first quarter, we are increasingly confident that we will deliver 2019 underlying growth in the upper half of the guidance range of 2.5% to 3.5%.

The reported revenue growth rate is expected to be in the range of 2.9% to 3.9% including a 40 basis points impact from foreign exchange rates prevailing on 26 April 2019 and the Ceterix, Osiris and Leaf acquisitions.

We continue to expect 2019 trading profit margin to be in the range of 22.8% to 23.2%.

We continue to expect the tax rate on trading results for 2019 to be in the range 19% to 21%, subject to any material changes to tax law, or other one-off items.